UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

CDK GLOBAL, INC.
(Name of Subject Company)

CDK GLOBAL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12508E101

(CUSIP Number of Class of Securities)

Brian Krzanich
Chief Executive Officer
CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169
(847) 397-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Lee J. Brunz Executive Vice President, General Counsel and Secretary CDK Global, Inc. 1950 Hassell Road Hoffman Estates, IL 60169 (847) 397-1700	Scott A. Barshay David S. Huntington Kyle T. Seifried Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by CDK Global, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Central Parent LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) pursuant to the Agreement and Plan of Merger, dated as of April 7, 2022, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”) at a price of $54.87 per Share, to the seller in cash, without interest and less any applicable withholding tax, upon the terms and conditions set forth in the Offer to Purchase, dated April 22, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on April 22, 2022 by Purchaser (together with any amendments and supplements thereto, the “Schedule TO”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph of the subsection entitled “Antitrust Compliance–U.S. Antitrust Laws”:

“At 11:59 p.m., Eastern time, on May 6, 2022, the applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer expired.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph of the subsection entitled “Antitrust Compliance–Canadian Antitrust Laws”:

“On April 25, 2022, the parties received an Advance Ruling Certificate from the Canadian Competition Bureau pursuant to section 102 of the Competition Act confirming that the Commissioner of Competition is satisfied that there would not be sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the Transaction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDK GLOBAL, INC.

By:	/s/ Lee J. Brunz
Name: Lee J. Brunz
Title: Executive Vice President, General Counsel and Secretary

Date: May 10, 2022